Exhibit 4.2

THIS AGREEMENT is made as of the 1st Day of November 1, 2021

BETWEEN:

XORTX Therapeutics Inc. a body corporate, incorporated under the laws of British Columbia and having an office in the city of Calgary, in the Province of Alberta, (hereinafter called the “CORPORATION”)

-and-

Allen Davidoff, of the city of Calgary, in the Province of Alberta, (hereinafter called the “EMPLOYEE”)

EMPLOYMENT AGREEMENT

WHEREAS the CORPORATION is principally engaged in the business of biotechnology research and development, and in particular developing drugs and therapeutics and accumulating and protecting intellectual property in respect of the foregoing;

AND WHEREAS the CORPORATION is desirous of employing the EMPLOYEE on the terms, conditions and for the considerations as hereinafter set forth and the EMPLOYEE wishes to accept such employment with the CORPORATION;

AND WHEREAS the parties desire to enter into this Agreement to set forth their respective rights and obligations;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto mutually covenant and agree as follows:

ARTICLE 1- CONTRACT FOR SERVICES

1.1

Subject to the earlier termination of this Agreement as hereinafter provided, the CORPORATION hereby agrees employ the EMPLOYEE as President and Chief Executive Officer in accordance with the terms and provisions hereof.

1.2

The EMPLOYEE shall be responsible for and shall have such authority as is consistent with the position of President and CEO of the CORPORATION all subject to the power, direction and control of the Board of Directors of the CORPORATION.

1.3	Notwithstanding Section 1.2 hereof, the EMPLOYEE’S services hereunder shall be provided on the basis of the following terms and conditions:

(a)	The EMPLOYEE’S title shall be President and Chief Executive Officer of the CORPORATION;

(b)	the EMPLOYEE shall faithfully, honestly and diligently serve the CORPORATION and cooperate with the CORPORATION and utilize maximum professional skill and care to ensure that all services rendered hereunder are to the satisfaction of the CORPORATION, acting reasonably, and to provide any other services not specifically mentioned herein, but which by reason of his capability he knows or

1 | Page

ought to know to be necessary to ensure that the best interests of the CORPORATION are maintained:

(c)	the EMPLOYEE shall assume, obey, implement and execute such duties, directions, responsibilities, procedures, policies and lawful orders as may be determined or given by the Board of Directors of the CORPORATION from time to time and report results of same as may from time to time be determined by the Board of Directors of the CORPORATION.

(d)	the EMPLOYEE will, when it is deemed by the CORPORATION to be beneficial, join in or participate with organizations, clubs, associations or groups that may provide good business contacts and learning facilities for the benefit of the CORPORATION: and

(e)	the EMPLOYEE shall have the authority to make the usual contracts necessary to carry on the business of the CORPORATION in the ordinary course.

1.4

The EMPLOYEE agrees to devote the whole of his time, attention and best efforts to further the business and interests of the CORPORATION during the period of this Agreement to the exclusion of all other employment. Except in the case where the EMPLOYEE is permitted to be a director and specifically a director of My Path Metbolix Inc.

1.5

It is acknowledged and agreed between the parties hereto that the services to be provided by the EMPLOYEE hereunder are of such nature that regular business may be impossible and that the EMPLOYEE may be required to perform services in excess of eight (8) hours per day or five (5) days per week. It is also anticipated that there will be certain evenings, weekends and holidays during which the EMPLOYEE may be required to provide services. The EMPLOYEE therefore agrees that the consideration herein set forth shall be in full and complete consideration herein set forth shall be in full and complete satisfaction for his work and services to be provided hereunder, no matter when and how performed and the EMPLOYEE releases the CORPORATION from any additional pay or compensation, whatsoever which he might have by reason of any existing or future legislation or otherwise.

1.6

The services to be carried out and performed by the EMPLOYEE shall be carried out and performed in the City of Calgary in the Province of Alberta, or such other places as may be mutually agreed between the EMPLOYEE and the CORPORATION. It is understood that a reasonable amount of business travel outside of Calgary may be required.

ARTICLE 2 -TERM OF CONTRACT

2.1	Subject to earlier termination pursuant to the terms hereof, this contract for services shall be for an indefinite term from and including the date hereof,

ARTICLE 3 -COMPENSATION

3.1

In consideration of the services to be provided by the EMPLOYEE to the CORPORATION pursuant to Article 1 hereof. the CORPORATION shall pay to the EMPLOYEE an annual salary of Three Hundred Thousand ($300,000 USD) Dollars,

2 | Page

payable twice per month in equal instalments on the last day of each month during the term hereof

3.2

The EMPLOYEE shall be reimbursed for all reasonable expenses incurred by him in or about the execution of his services hereunder, including living expenses while absent from his city of residence, travel and meeting/entertainment expenses. All such expenses shall be verified by statements, receipts or other reasonable evidence satisfactory to the CORPORATION.

3.3

In accordance with the terms and conditions of the applicable benefit plan texts, as amended by the Board of Directors from time the EMPLOYEE shall be entitled to participate in all executive, medical, dental, and other health care, life insurance, group accident, long term disability, savings, profit sharing, share option, share purchase and any other benefit plans of whatsoever nature which the CORPORATION may provide from time to time. The EMPLOYEE understands and agrees that the CORPORATION monitors such plans and benefits and may, from time to time, modify or terminate the plans and benefits.

3.4	The CORPORATION will provide the EMPLOYEE with a parking stall convenient to his location of work.

ARTICLE 4- REVIEW OF COMPENSATION

4.1

The remuneration payable pursuant to Section 3.1 hereof shall be reviewed by the Board of Directors of the CORPORATION on or before the anniversary date hereof. and annually thereafter, at which time the Board of Directors shall consider such matters, as it may consider relevant and shall determine the annual remuneration payable by the CORPORATION to the EMPLOYEE hereunder.

ARTICLE 5 – INCAPACITY

5.1	The EMPLOYEE shall be entitled to reasonable time from his services, without loss of compensation. due to sickness or illness or other incapacity.

5.2

In the event the EMPLOYEE is insured either personally or through the CORPORATION or through a group plan provided by the CORPORATION for loss of income as a result of disability and the EMPLOYEE receives compensation or disability income pursuant thereto, then the amount of remuneration which the EMPLOYEE is otherwise entitled to receive hereunder during the period of illness or incapacity shall be reduced by the amount of compensation or disability income paid by such insurer to the EMPLOYEE and the EMPLOYEE covenants and agrees that he shall immediately advise the CORPORATION from time to time of the receipt of any such disability income paid by such insurer to the EMPLOYEE.

ARTICLE 6 - CONFIDENTIAL INFORMATION

6.1

The EMPLOYEE covenants and agrees that during the term hereof and for a period of five (5) years thereafter, he will keep in strict confidence and shall not use, directly or indirectly, for any other purpose other than for the purpose of providing services hereunder, all knowledge, information (whether oral or written) and materials obtained or acquired during the course of his providing services hereunder relating to

3 | Page

the CORPORATION or its business and affairs. Other than information disclosed or divulged to the Board of Directors and duly authorized officers and employees of the CORPORATION, the EMPLOYEE will not disclose, divulge, publish or transfer, or authorize or permit anyone else to disclose, divulge, publish or transfer or use to his own advantage any suchknowledge. materials, business data or other information obtained pursuant to this Agreement or which relate in any manner to the business affairs of the CORPORATION. without the prior written consent of the CORPORATION, which consent may be arbitrarily or unreasonably withheld.

6.2

The obligation of the EMPLOYEE, as identified in Section 6.1, hereof shall not apply to such knowledge, information, material or business data obtained pursuant to this Agreement or relating in any manner to the business affairs of the CORPORATION which:

(a)	was demonstrably unknown to the EMPLOYEE prior to receipt thereof pursuant to this Agreement:

(b)	is available to the public in the form of written publication;

(c)	shall have become available to the EMPLOYEE in good faith from a third party who has a bona fide right to disclose same; and

(d)	that information which is required to be disclosed to any federal. provincial, state or local government or governmental branch, board, agency car instrumentality necessary to comply with relevant timely disclosure laws or regulatory authorities. including stock exchanges having jurisdiction in respect of securities of the CORPORATION.

ARTICLE 7 -VACATION

7.1

During the term hereof, the EMPLOYEE shall be entitled to six (6) weeks paid vacation in each calendar year hereof. The EMPLOYEE understands and agrees that vacation is to be taken at a time mutually agreed upon between the EMPLOYEE and the CORPORATION.

ARTICLE 8 —NON-ASSIGNABILITY

8.1This contract for services and all other rights, benefits. and privileges herein conferred are personal to the EMPLOYEE and accordingly may not be assigned by the EMPLOYEE.

ARTICLE 9 -TERMINATION

9.1	Notwithstanding the term of this Agreement as set forth in Section 2.1 hereof, this Agreement shall be terminated upon the occurrence of any one of the following events:

(a)	the death of the EMPLOYEE;

(b)	the EMPLOYEE becoming bankrupt or making an assignment for the benefit of creditors in general;

4 | Page

(c)	thirty (30) days written notice by the EMPLOYEE of his intention to terminate this Agreement:

(d)	thirty (30) days written notice by the CORPORATION of its intention to terminate this Agreement and in conjunction with Section 9.3 below:

(e)	incapacity due to illness or injury to the EMPLOYEE, such that in the opinion of an independent medical expert acceptable to the EMPLOYEE (or his legal personal representative) and the CORPORATION, which will keep the EMPLOYEE from his duties for a period longer than six (6) consecutive months:

(f)	at any time by the CORPORATION, without notice, for “Just Cause”(“Just Cause” will include just cause for dismissal at common law in addition to the conviction of the EMPLOYEE for a indictable criminal offense or the breach by the EMPLOYEE of any of the material covenants or terms of this Agreement).

9.2

In the event this Agreement is terminated in accordance with the provisions of subsections 9.1(a), (b), (c). (e) and (f) hereto the EMPLOYEE shall not be entitled to additional remuneration hereunder from and after the “Termination Date” (“Termination Date” means the last day the EMPLOYEE is actively performing his duties at work. regardless of the reason for termination.)

9.3

If the CORPORATION terminates this Agreement in accordance with 9.1(d)hereof, the parties agree that the CORPORATION shall pay to the EMPLOYEE an amount of severance calculated in accordance with the following, and that such amount shall constitute full and final settlement of any amounts owing to the EMPLOYEE as a result of such termination:

(a)	the equivalent of six times his then current monthly salary, if terminated prior to the first anniversary of the date hereof: or

(b)	the equivalent of twelve times his then current monthly salary. if terminated on or after the first anniversary of the date hereof but prior to the second anniversary of the date hereof.

(c)	It is understood and agreed that the payments referred to in this Section 9.3 include the minimum statutory pay in lieu of notice prescribed by the Alberta Employment Standards Code, as amended.

It is further understood that the EMPLOYEE will sign a Release and Confidentiality Agreement similar to that attached as Schedule “A” prior to receiving any amounts owing which exceed the minimum entitlements in accordance with the Employment Standards Code (Alberta), as amended, and the EMPLOYEE will provide all required resignations of any positions he holds in the CORPORATION.

5 | Page

ARTICLE 10 -NON COMPETITION & NON-SOLICITATION

10.1

The EMPLOYEE covenants and agrees with the CORPORATION that during the term hereof and for a period of two (2) years thereafter, he will not. either individually or in partnership or jointly or in conjunction with any person, association or syndicate. as principal. agent, shareholder, director, officer, employee or in any other manner whatsoever carry on or be engaged in or be concerned with or interested in or advise, lend money to. guarantee the debts or obligations of or permit his name or any part thereof to be used or employed by any person or persons, including, without limitation, any individual, firm. association, syndication, company, corporation. or other business enterprise, engaged in or concerned with or interested in any business or any part thereof presently carried on by the CORPORATION with respect to its business of any other business at any time during the term hereof carried on by the CORPORATION, except with written consent of the CORPORATION, which consent will not be reasonably withheld.

10.2

During the period identified in Section 10.1, the EMPLOYEE shall not solicit, engage in, assist or have an interest in or be connected with any person, firm or corporation soliciting any customer known or ought to be known to the EMPLOYEE to be a customer or business associate of the CORPORATION.

10.3During the period identified in Section 10.1. the EMPLOYEE shall not induce, entice or attempt to obtain the withdrawal from the CORPORATION of any employee, consultant, contract researcher or management personnel either before or after the termination of this Agreement.

10.4

If the CORPORATION ceases to carry on business for a continuous period of six (6)months or more. then the provisions of Article 6 and Article 10 hereof shall be null and void and shall cease to have any force and effect after the expiration of the aforesaid period of time.

10.5

The EMPLOYEE confirms that the obligations in Sections 10.1, 10.2 and 10.3 of this Agreement are reasonably necessary for the protection of the CORPORATION and its shareholders and, given the EMPLOYEE’s knowledge and experience, will not prevent the EMPLOYEE from being gainfully employed if the EMPLOYEE’s employment with the CORPORATION ends.

ARTICLE 11- CHANGE OF CONTROL

11.1

In the event that any third party (which third party has a market capitalization of greater than Cdn.$200,000,000 or has an average daily trading volume of greater than $250,000 (based on the 30 days preceding the date of merger or acquisition and excluding any unusual block trades)) acquires greater than fifty (50%) of the outstanding common shares of the CORPORATION and, within thirty (30) days of such acquisition, the EMPLOYEE’S employment with the CORPORATION is terminated by the CORPORATION or the EMPLOYEE, then the EMPLOYEE shall be entitled to a cash payment equal to 12 times his then current monthly salary (less any payments received by or owing to the EMPLOYEE pursuant to Section 9.3 hereof).

6 | Page

ARTICLE 12 — INDEMNITY

The CORPORATION shall indemnify and save harmless the EMPLOYEE from and against any personal liability which he incurs in the performance of his employment duties on behalf of the CORPORATION, with the exception of the following:

(a)	any liability arising from the EMPLOYEE’s gross negligence or fraud or other acts of willful misfeasance; and

(b)	any liability which the CORPORATION is prohibited from assuming by law.

ARTICLE 13- NOTICES

12.1

All notices required or allowed to be given under this Agreement shall be made either personally or by mailing same by prepaid registered post, addressed as hereinafter set forth or to such other address as may be designated from time to time by such party in writing, and any notice mailed as aforesaid shall be deemed to have been received by the addresses thereof on the fifth business day following the day of mailing:

The CORPORATION

XORTX Therapeutics Inc

3710, 33’d St

Calgary. AB

T2M 2M1

The EMPLOYEE

29 Aspen Park Meadows S.W.

Calgary, Alberta T3H 5Z7

Any party may, from time to time. change its address for service hereunder on written notice to the other party. Any notice may be served by hand delivery or by mailing same by prepaid, registered post, in a properly addressed envelope, addressed to the party to whom the notice is to be given at its address for service hereunder.

ARTICLE 14 -SEVERABILITY

13.1

Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all such other separate and distinct covenants. Without limiting and foregoing, each provision contained in Article 6 and Article 10 hereof, are declared to-constitute separate and distinct covenants in respect of each capacity and each activity specified in Articles 6 and 10, and to be severable from all other such separate and distinct covenants. If any of the capacities, activities or periods specified in Articles 6 and 10, are considered by a court of as being unreasonable, the parties hereto agree that the said court will have authority to limit such capacities, activities, periods or areas to such capacities, activities. periods of areas as the court deems proper in the circumstances.

7 | Page

13.2

If any covenant or provision herein is determined to be void or unenforceable in whole or in part. it will not be deemed to affect or impair the enforceability or validity of any other covenant or provision of the Agreement or any part thereof.

ARTICLE 15 -RELIEF

14.1

The parties to this Agreement recognise that a breach by the EMPLOYEE of any of the covenants herein contained would result in damages to the CORPORATION and the CORPORATION could not adequately be compensated for such damages by monetary award. Accordingly, the EMPLOYEE agrees that in the event of any such breach, in addition to all other remedies available to the CORPORATION at law or in equity, the CORPORATION will be entitled as a matter of right to apply to a court of competent equitable jurisdiction of such relief by way of restraining order, injunction, decree or otherwise. as may be appropriate to ensure compliance with the provisions of this Agreement.

ARTICLE 16 -WAIVER

15.1

The parties agree that all restrictions in this Agreement are necessary and fundamental to the protection of the CORPORATION and are reasonable and valid, and all defences to the strict enforcement thereof by the CORPORATION are hereby waived by the EMPLOYEE.

ARTICLE 17 -GENERAL

16.1

The parties hereto agree that they have expressed herein their entire understanding and agreement concerning the subject matter of this Agreement and it is expressly agreed that no implied covenant, condition, term or reservation or prior representation or warranty shall be read into this Agreement relating to or the subject matter hereof or any matter or operation provided for herein.

16.2

The provisions of this Agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the EMPLOYEE and the successors and assigns of the CORPORATION, respectively.

16.3

Wherever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning the plural or feminine or a body politic or corporate and vice versa where the context of the parties hereto so require.

16.4	Time is of the essence hereof.

16.5

This Agreement shall be construed and interpreted in accordance with the laws of the province of Alberta and Canada and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of such province.

8 | Page

IN WITNESS WHEREOF the parties acknowledge and agree that they have read and understand the terms of this Agreement, and that they have had an opportunity to seek independent legal advice prior to entering into this Agreement. and that they have executed this Agreement with full force and effect from the date first written above.

XORTX Therapeutics Inc.

Per:	/s/ Allen Davidoff
Allen Davidoff, CEO and President

Per	/s/ Anthony Giovinazzo
Anthony Giovinazzo, Chairman of the Board of Directors

SIGNED, SEALED AND DELIVERED in the presence of:

/s/ Amar Keshri
Amar Keshri		Allen Davidoff
Witness as to the signature of
Allen Davidoff

9 | Page